

                                                                      OMB APPROVAL
                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION   ---------------------------
                               WASHINGTON, D.C.  20549          OMB Number:     3235-0145
                                                                Expires: December 31, 1997
                                                                Estimated average burden
                                                                hours per response...14.90

                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 11)



                                    Buffets, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.01 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      119882108
--------------------------------------------------------------------------------
                                    (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119882108                    13G                Page  2  of  4  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Roe H. Hatlen
              ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                               1,394,596
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                                71,000
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                             1,394,596
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                             71,000
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,866** **includes (i) 122,244 shares owned of record by spouse as trustee for their children, as to which Mr. Hatlen disclaims beneficial ownership;
     (ii) 132,026 shares owned by members of his family sharing his household, as to which he disclaims beneficial ownership; (iii) 456,000 shares subject to stock options exercisable within 60 days of
     December 31, 1996; and (iv) 71,000 shares owned by a foundation of which he is a director.
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.8%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
         (a)  Name of Issuer
                   Buffets, Inc.

         (b)  Address of Issuer's Principal Executive Offices
                   10260 Viking Drive, Eden Prairie, MN  55344
ITEM 2.

         (a)  Name of Person Filing
                   Roe H. Hatlen

         (b) Address of Principal Business Office or, if None, Residence 10260 Viking Drive, Eden Prairie, MN 55344

         (c)  Citizenship
                   USA

         (d)  Title of Class of Securities
                   Common Stock, $.01 par value

         (e)  CUSIP Number
                   119882108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)  / /  Broker or Dealer registered under section 15 of the Act

         (b)  / /  Bank as defined in section 3(a)(6) of the Act

         (c)  / /  Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)  / /  Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

    (a)  Amount Beneficially Owned

         1,719,866** ** includes (i) 122,244 shares owned of record by spouse as trustee for their children, as to which Mr. Hatlen disclaims beneficial ownership; (ii) 132,026 shares owned by members of his family sharing his household, as to which he disclaims beneficial ownership; (iii) 456,000 shares subject to stock options exercisable within 60 days of December 31, 1996; and (iv) 71,000 shares owned by a foundation of which he is a director.

    (b)  Percent of Class
              3.8%
    (c)  Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote 1,394,596

          (ii)  shared power to vote or to direct the vote 71,000

         (iii)  sole power to dispose or to direct the disposition of 1,394,596

          (iv)  shared power to dispose or to direct the disposition of 71,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION
         The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 13, 1997
                                       ---------------------------------------
                                                        Date
                                                   /s/ Roe H. Hatlen
                                       ---------------------------------------
                                                      Signature

                                                    Roe H. Hatlen,
                                       Chairman and Chief Executive Officer
                                       ---------------------------------------
                                                      Name/Title